Exhibit 4.6

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER THE SECURITIES ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE PAYOR THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

THIS CONVERTIBLE PROMISSORY NOTE AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN SECTION 9 HEREOF, AND EACH HOLDER OF THIS CONVERTIBLE PROMISSORY NOTE, BY ITS ACCEPTANCE HEREOF, SHALL BE BOUND BY THE PROVISIONS THEREOF.

CONVERTIBLE PROMISSORY NOTE

$_____________________	September 14, 2010
Redwood City, California

For value received ACELRX PHARMACEUTICALS, INC., a Delaware corporation (“Payor”) promises to pay to __________ or its assigns (“Holder”) the principal sum of _____________ with interest on the outstanding principal amount at the rate of four percent (4.0%) per annum, compounded annually. Interest shall commence with the date hereof and shall continue until paid in full or converted. Interest shall be computed on the basis of a year of three hundred sixty days (360) days for the actual number of days elapsed.

1.      Purchase Agreement. This convertible promissory note (the “Note”) is issued as part of a series of similar notes (collectively, the “Notes”) issued or issuable pursuant to the terms of that certain Note and Warrant Purchase Agreement, dated September 14, 2010, as it may be amended from time to time (the “Agreement”) to the persons and entities listed on the Schedule of Purchasers thereof (collectively, the “Holders”). Any capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

2.      Application of Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments under this Note shall be applied first to accrued interest, and thereafter to principal.

3.      Conversion.

(a)      Maturity Date; Mandatory Conversion upon a Qualified Financing. In the event that Payor issues and sells shares of its Equity Securities (as defined hereinafter) on or before September 14, 2011 (the “Maturity Date”), which shall be subject to extension as provided in Section 4 hereof, in an equity financing with total proceeds to Payor of not less than fifteen million dollars ($15,000,000) (excluding the conversion of the Notes) (a “Qualified Financing”), then the outstanding balance of this Note (including interest accrued hereunder) shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the price per share paid by the investors purchasing the Equity Securities and on the same terms and conditions as given to the investors in the Qualified Financing. For purposes of this Note, the following terms shall have the meanings as set forth:

(i)       “Equity Securities” shall mean Payor’s Preferred Stock or any securities conferring the right to purchase Payor’s Preferred Stock or securities convertible into, or exchangeable for

(with or without additional consideration), Payor’s Preferred Stock (excluding the Note and the Warrant), issued in the Qualified Financing, following the date hereof, except that such defined term shall not include any security granted, issued and/or sold by Payor to any employee, director or consultant in such capacity.

(b)       Mandatory Conversion Upon a Initial Offering. If the Payor sells shares in a firm-commitment underwritten initial public offering prior to a Qualified Financing (the “IPO”), the outstanding balance of this Note (including interest accrued hereunder) shall automatically convert, effective immediately prior to the closing of the IPO, in whole without any further action by the Holder into the shares of stock issued by the Payor in the IPO at a conversion price equal to eighty percent (80%) of the gross public offering price per share of the stock sold by Payor in the IPO.

(c)       Optional Conversion Upon a Corporate Transaction. To the extent this Note remains outstanding and has not been earlier converted pursuant to Sections 3(a) or 3(b) above, Payor shall provide the Holder ten (10) days advance written notice of the closing of any proposed Liquidation Transaction (as such term is defined in the Payor’s Amended and Restated Certificate of Incorporation, as amended), and upon the election of the Requisite Holders to convert all of the Notes evidenced by the delivery of a written notice of such election to Payor at least two (2) business days prior to the closing of such proposed Liquidation Transaction, the outstanding balance of this Note (including interest accrued hereunder) shall automatically convert in whole without any further action by the Holder into shares of Payor’s Series C Preferred Stock at the original issue price for such stock, as adjusted for stock splits, stock dividends, reclassification and the like, which as of the date hereof is equal to $0.9857 per share (the “Series C Price”).

(d)       Mandatory Conversion Upon Consent of Requisite Holders. To the extent this Note remains outstanding after the Maturity Date and has not been earlier converted pursuant to Sections 3(a), 3(b) or 3(c) above, then upon the election of the Requisite Holders to convert all of the Notes evidenced by the delivery of a written notice of such election to Payor at any time after (30) days following the Maturity Date, the outstanding balance of this Note (including interest accrued hereunder) shall automatically convert in whole without any further action by the Holder into shares of Payor’s Series C Preferred Stock at the Series C Price (a “Maturity Conversion”).

4.       Due On Maturity Date. Unless this Note has been converted in accordance with the terms of Section 3 above, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date; provided, however, the Maturity Date may be extended with the consent of the Requisite Holders.

5.       Prepayment. Payor may not prepay this Note prior to the Maturity Date unless the Requisite Holders consent to such prepayment, in which case, this Note may be prepaid by Payor without penalty.

6.       Events of Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Requisite Holders and upon written notice to the Payor (which election and notice shall not be required in the case of an Event of Default under Section 6(c) or 6(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

(a)       Payor fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable and such payment shall remain unpaid thirty (30) days following the due date;

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(b)       Payor shall default in its performance of any covenant under the Agreement and such failure remains unremedied for thirty (30) days following Payor’s receipt of notice of such default;

(c)       Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)       An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor.

7.       Waiver of Demand. Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

8.       Governing Law. This Note shall be governed by construed and under the laws of the State of California, as applied to agreements among California residents, made and to be performed entirely within the State of California, without giving effect to conflicts of laws principles.

9.       Subordination. The payment of all amounts owed under this Note and all other obligations, liabilities or indebtedness of every nature of Payor to Holder pursuant to this Note, whether now existing or hereafter arising (collectively, the “Subordinated Debt”) is hereby subordinated to the payment in full in cash of all Senior Debt (as defined below), and no payments or other distributions whatsoever in respect of any Subordinated Debt shall be made by the Payor and no property or assets of the Payor shall be applied to the purchase, redemption or other acquisition or retirement of any Subordinated Debt, until the Senior Debt shall have been indefeasibly paid in full in cash and discharged and all financing arrangements between the Payor and all of the Senior Lenders (as defined below) under any document or instrument evidencing or securing Senior Debt have been terminated, and all obligations under any letter of credit issued by any Senior Lender for the account of Payor shall have terminated or expired; provided, however, nothing in this Section 9 shall prevent or otherwise prohibit Holder from converting the indebtedness evidenced by this Note pursuant to Section 3 of this Note. As used herein, (a) “Senior Debt” shall mean any and all obligations, indebtedness and liabilities now or hereafter owing or due from Payor to any Senior Lender howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, due or to become due, now existing pursuant to that certain Loan and Security Agreement dated September 16, 2008, among Payor, the Lenders and Pinnacle Ventures, L.L.C., as agent to the Lenders (the “Loan and Security Agreement”); and (b) “Senior Lenders” shall mean the lenders identified on Schedule 1 (the “Lenders”) to the Loan and Security Agreement.

10.       Amendment. Any term of this Note may be amended or waived with the written consent of Payor and the Requisite Holders, provided that all Notes are similarly affected. Upon the effectuation of any amendment or waiver in conformance with this Section 10, Payor shall promptly given written notice thereof to the Holders of the Notes who have not previously consented thereto in writing.

11.       Transfer. This Note may be transferred only upon its surrender to Payor for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to Payor. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of Payor’s obligation to pay such interest and principal.

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12.       Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to Payor at the address listed below and to Holder at the address designated on the records of Payor or at such other address as Payor or Holder may designate by ten (10) days’ advance written notice to the other parties hereto.

13.       Expenses. Payor hereby agrees, subject only to any limitation imposed by applicable law, to pay all expenses, including reasonable attorneys’ fees and legal expenses, incurred by the holder of this Note (“Costs”) in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise. Payor agrees that any delay on the part of Holder in exercising any rights hereunder will not operate as a waiver of such rights. Holder shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

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IN WITNESS WHEREOF, Payor has executed this Convertible Promissory Note as of the date first written above.

PAYOR:

ACELRX PHARMACEUTICALS, INC.

By:
Richard King
Chief Executivel Officer

Address: 575 Chesapeake Drive
Redwood City, CA 94063

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